





Richard Bronson • 2nd

Co-Founder/CEO at 70MillionJobs, Y Combinator S17, Finalist, SXSW Pitch Competition March 2018

70MillionJobs • Northwestern University/SUNY Buffalo

San Francisco Bay Area • 500+

Connect | **InMail** | More...

A for-profit start-up committed to serving the 70-100 million Americans with criminal records. Finding them jobs, homes, even dates on Saturday night--galvanizing a rapidly emerging network into a nati...

Show more ∨



Richard's Articles & Activity

7,522 followers

+ Follow



The Facts Speak for Themselves: Hiring Ex-Offenders Is Very Good for Business
Richard Bronson on LinkedIn


Looking forward to speaking during the Verizon Ventures Forum tomorrow durin...
Richard liked

Have you always wanted to help communities improve their...
Richard liked


A number of people have written to me through my social media platforms and...
Richard liked a comment

See all articles

See all activity

Experience



Co-Founder, CEO

70MillionJobs

Mar 2016 – Present • 2 yrs 2 mos

New York, NY

one is marketing to this vast, emerging market.

We have built the Internet's first for-profit recruitment platform designed for those with records and the many companies that are eager to hire them.

Ultimately, we aim to disrupt how Americans with records live. In doing so, we're seeking social and financial returns as a for-profit enterprise. Chosen to be part of Y Combinator's Summer 2017 batch.



Co-Founder & Advisor
DoYouRemember.com
Nov 2011 – Present • 6 yrs 6 mos
Miami, FL

Do You Remember is two websites (DoYouRemember.com, for Baby Boomers, and Throwback.co, for GenY 90s kids), and a series of mobile apps, designed to create communities of passionate people who are obsessed with the past. Whether it's vintage clothing, old TV and movies or sports memorabilia, DYR reaches tens of millions of people on all social media platforms.

Our high-quality, original content, is featured on nearly every major media outlet. We recently entered into an arrangement with AOL, whereby we provide AOL.com with front-page content.

DYR allows users to socialize, educate and transact business, while providing the tools to create, enhance, manage and share memories. Kind of like Facebook for our yesterdays. The site combines great content with commerce.

Do You Remember was chosen to be among the first Venture Hive- Miami companies. Additionally, it won first prize at Refresh Miami, South Florida's largest tech event, and was a presenting company at eMerge Americas. It was also named on of Florida's "hottest tech companies." The company recently completed a $1.5 million Seed round of funding.

Do You Remember. Changing the way we remember. Yesterday, back by popular demand.



Director
Defy Ventures
Dec 2014 – Mar 2016 • 1 yr 4 mos
New York, NY

Defy Ventures transforms the lives of people in prison and those with criminal histories through training them on becoming entrepreneurs. We equip ambitious, budding entrepreneurs with the tools and skills to go legit, and empower them to succeed as earners, parents and role models in their communities.

Our program has resulted in a recidivism rate of less than 5% among those participating (compared with nearly 80%, nationwide).

I work with individuals, corporations and foundations interested in disrupting the broken system of rehabilitation, as we scale out the thoughtful--and highly successful--Defy program.



Columnist
The Huffington Post
Sep 2014 – Jan 2016 • 1 yr 5 mos
Greater New York City Area

I write a highly personal column from a Baby Boomer's perspective, on the confluence of nostalgia in a very modern world.





ls Magazine

Channels Magazine
Jan 1998 – 2000 • 2 yrs
Miami, FL

Lifestyle consumer publication with local editions in Miami, New York and LA. Published in partnership with Hearst.

Show more

Education

Northwestern University/SUNY Buffalo

Northwestern University/SUNY Buffalo
Bachelor's degree, Journalism
1972 – 1976

Medill School of Journalism

Volunteer Experience

Miami City Ballet

Chairman of the Board
Miami City Ballet
Feb 1995 – Feb 1995 • 1 mo
Arts and Culture

Museum of Contemporary Art Miami

Trustee
Museum of Contemporary Art Miami
Apr 1995 – Apr 1995 • 1 mo
Arts and Culture

Police Officer Assistance Trust

Board Member
Police Officer Assistance Trust
Apr 1996 – Apr 1996 • 1 mo
Disaster and Humanitarian Relief

Skills & Endorsements

Social Media · 76

Endorsed by **Nihal Advani and 3 others who are highly skilled at this**

Endorsed by **9 of Richard's colleagues at DoYouRemember, Inc.**

Facebook · 62

Endorsed by **Kevin Lee ⭐⭐⭐⭐⭐ and 2 others who are highly skilled at this**

Endorsed by **7 of Richard's colleagues at DoYouRemember, Inc.**

Blogging · 52

Endorsed by **Connor Garrett, who is highly skilled at this**

Endorsed by **6 of Richard's colleagues at DoYouRemember, Inc.**

Show more